UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Spindle, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

848543 948
(CUSIP Number)

Strasburger & Price, LLP
Attn: Kevin Woltjen
901 Main Street, Suite 6000
Dallas, Texas 75202
Telephone: (214) 651-4300
(Name, address and telephone number of person
authorized to receive notices and communications)

June 12, 2017
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	848543 948
1	NAME OF REPORTING PERSONS Michael Kelly
2	CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,366,151 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,366,151 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,366,151
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.60% (1)
14	TYPE OF REPORTING PERSON IN
  (1)  Includes 250,000 shares of Common Stock and 50,000 shares of Common Stock underlying a warrant owned by iOT Broadband, LLC, a limited liability company wholly owned by the reporting person, and 200,000 shares of Common Stock underlying a warrant held by the reporting person.

Item 1.	Security and Issuer

This Amendment No. 2 amends the Schedule 13D dated June 16, 2015, as amended March 3, 2017 (as amended, the “Schedule 13D”) of Michael Kelly (the “Reporting Person”) in respect of shares of common stock, par value $0.001 (“Common Stock”), of Spindle, Inc., a Nevada corporation with principal executive offices at 8700 East Vista Bonita, Suite 260, Scottsdale, Arizona (the “Company”), as follows (unless otherwise indicated, all capitalized terms used by not defined herein have the meaning ascribed to such terms in the Schedule 13D).

Item 2.	Identity and Background

Item 2 is hereby supplemented and amended as follows:

(d) & (e) The Reporting Person has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and has not as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented and amended as follows:

On March 3, 2017, iOT Broadband, LLC, a limited liability company wholly owned by the Reporting Person (“iOT Broadband”), and the Company entered into an Asset Purchase Agreement (“Yowza Purchase Agreement”) pursuant to which the Company sold all the assets associated with Yowza!!, 250,000 shares of Common Stock, and 50,000 warrants to purchase shares of Common Stock at an exercise price of $0.135 per share, to iOT Broadband in exchange $25,000.  Also on March 3, 2017 the Reporting Person entered into a Bridge Note Agreement whereby the Company issued to Reporting Person a warrant to purchase 200,000 share of Common Stock at an exercise price of $0.135 per share.

On June 12, 2017, the Reporting Person and a group of persons entered into a Share Purchase Agreement (“Purchase Agreement”) pursuant to which the Reporting Person acquired 5,066,151 shares of Common Stock from such persons in exchange for $375,000 of personal funds.

On June 13, 2017, Reporting Person and the Company entered into a Consulting Services Agreement (“Consulting Agreement”) whereby the Company agreed to issue 2,750,000 shares of Common Stock to Reporting Person in exchange for Reporting Person’s consulting services.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented and amended in its entirety as follows:

The acquisitions of Common Stock by the Reporting Person, described in Item 3 above, were for investment purposes.

(a)-(j) Other than as described herein, the Reporting Person currently does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of the Schedule, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.  The Reporting Person intends to review his investment in the Company on a continuing basis and any actions Reporting Person might undertake will be dependent upon his review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects; price levels of the Company’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Person may, at any time and from time to time, acquire additional securities of the Company, or retain or sell all or a portion of the securities of the Company then held, in the open market or in privately negotiated transactions.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby supplemented and amended as follows:

(a) & (b) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person named in Item 2 may be found in rows 11 and 13 of the cover page.

(c) The Reporting Person’s powers relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. Other than the transactions described in Item 3 which are the subject of this Schedule 13D/A filing, the Reporting Person has not effected any transaction in Common Stock during the past 60 days.

(d) No person aside from the Reporting Person listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2017

_/s/ Michael Kelly____________________________
Michael Kelly

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